ImmuCell

Mr. Jim B. Rosenberg	December 21, 2012

Senior Assistant Chief Accountant

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RE: ImmuCell Corporation, File No. 001-12934

Dear Mr. Rosenberg:

I am writing in response to your letter dated December 11, 2012.

First, I would like to confirm in writing that we acknowledge that ImmuCell is responsible for the adequacy and accuracy of the disclosures in our filings. We understand that any comments from SEC staff or changes in disclosure in response to any SEC staff comment do not foreclose the SEC from taking any action with respect to the filings. Further, we will not assert the SEC comment as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for pointing out our administrative oversight in not including the complete, current disclosure in item 4 of Exhibit 31 that is currently required by Item 601(b)(31) of Regulation S-K. This omission was unintentional. We have no problem making the correct disclosure now and retroactively.

I made the following request verbally to your staff accountant, Sasha Parikh, and it was denied. I respectfully request in writing that our request be reconsidered. We propose to correct this error by filing the corrected Exhibit 31 under a Form 8-K referencing that such filing is effective retroactively to the four filings noted in your letter. This would save us a great deal of administrative time and expense, and I believe it would serve our shareholders better by directing them only to the amendment itself and avoid confusing them with an amended filing of the entire document.

I do not want to take away any priority from my request above. I believe this is the best way to go and would satisfy the needs of all parties. However, if you find it impossible to agree, I would like to offer a second choice. If you will not permit us to file one Form 8-K with the revised Exhibit 31 explaining the impact on all four filings, we propose to file only the revised Exhibit 31 with the Form 10-K/A and three Forms 10-Q/A. We do not want to mislead our shareholders by making an amended filing of the entire document when the only change pertains to Exhibit 31. I fear that shareholders may be confused into looking for changes in the core document if we file it all again.

We propose to make this filing within ten business days of your acceptance of our request.

Sincerely,

/s/ Michael F. Brigham

Michael F. Brigham

President and CEO